                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                      ------------------------------------

                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

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       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 31, 1997 (the "Schedule 14D-1") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 4 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on December 19, 1994, as amended by Amendment No. 1 filed with the Commission on October 4, 1996, Amendment No. 2 filed with the Commission on April 28, 1997 and Amendment No. 3 filed with the Commission on December 31, 1997 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 145,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Institutional Properties/3 at a purchase price of $85 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 31, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the
Schedule 14D-1.

         The following Items of the Schedule 14D-1 are hereby supplemented and/or amended as follows:

ITEM 2. IDENTITY AND BACKGROUND.

         The first sentence of the eighth paragraph in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") of the Offer to Purchase is hereby amended and restated in its entirely as follows:

             "The principal executive offices of IPT and IPLP are located at One Insignia Financial Plaza, P.O. Box 19059, Greenville, South Carolina 29602, and the telephone number of each is (864) 239-1300."

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Sub-items (a), (b), (c) and (e) are hereby amended and restated in their entirety as follows:

         "(a) The Purchaser has no plans with respect to an extraordinary corporate transaction of the Partnership. The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") is incorporated herein by reference.

         (b),(e) The information set forth in the Offer to Purchase under "Introduction" and in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") is incorporated herein by reference.

         (c) Not applicable."

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Sub-items (a) and (b) are hereby amended and restated in their entirety as follows:

         "(a) The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") is incorporated herein by reference. IPLP currently owns 11,632 (or approximately 11.3%) of the outstanding Units.

         (b) The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Schedule I to the Offer to Purchse is incorporated herein by reference."

ITEM 10.  ADDITIONAL INFORMATION.

         (f) The first sentence of Section 5 ("Extension of Tender Period; Termination; Amendment") of the Offer to Purchase is hereby amended and restated in its entirety as follows:

             "The Purchaser (which is an affiliate of the General
             Partner) expressly reserves the right, in its sole discretion, at any time and from time to time (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) to terminate the Offer if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14, and (iii) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both)."

         The first paragraph of Section 9 ("Certain Information Concerning the Partnership") of the Offer to Purchase is hereby amended by deleting the second sentence, which contains the Purchaser's disclaimer as to financial information.

         Finally, the second paragraph of Section 13 ("Background of the Offer") is hereby supplemented by inserting the following at the end of the paragraph:

             "The Purchaser's determination of the Purchaser Price was based on its review and analysis of the foregoing information, the other financial information and analyses concerning the Partnership summarized below. In determining the Purchase Price, the Purchaser did not rely upon any material, non-public information concerning the Partnership not summarized below or elsewhere in this Offer to Purchase."

         (f) The Offer has been extended to 5:00 p.m., New York time, on Friday, February 6, 1998. On January 30, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 36,521.4 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(5) Text of press release issued by the Purchaser on January 30, 1998.


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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1998


                                    MADISON RIVER PROPERTIES, L.L.C.

                                    By:   /s/ JEFFREY P. COHEN
                                       -------------------------------------
                                          Jeffrey P. Cohen
                                          Manager



                                    INSIGNIA PROPERTIES, L.P.

                                    By:   Insignia Properties Trust,
                                       -------------------------------------
                                          its General Partner


                                    By:   /s/ JEFFREY P. COHEN
                                       -------------------------------------
                                          Jeffrey P. Cohen
                                          Senior Vice President



                                    INSIGNIA PROPERTIES TRUST

                                    By:   /s/ JEFFREY P. COHEN
                                       -------------------------------------
                                          Jeffrey P. Cohen
                                          Senior Vice President



                                    INSIGNIA FINANCIAL GROUP, INC.

                                    By:   /s/ FRANK M. GARRISON
                                       -------------------------------------
                                          Frank M. Garrison
                                          Executive Managing Director



                                    SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                    FILING CONSTITUTES, AMENDMENT NO. 4 TO THE
                                    STATEMENT ON SCHEDULE 13D

                                    /s/   ANDREW L. FARKAS
                                    ----------------------------------------
                                    By:   Jeffrey P. Cohen, Attorney-in-Fact



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                                 EXHIBIT INDEX



EXHIBIT NO.                        DESCRIPTION
-----------                        -----------
  (a)(5)     Text of press release issued by the Purchaser on January 30, 1998.



















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